CROSSHAIR ENERGY CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 2013

(Unaudited)
(Expressed in Canadian Dollars)

CROSSHAIR ENERGY CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
   (Expressed in Canadian Dollars)
   (Unaudited)

ASSETS	JANUARY 31, 2013	APRIL 30, 2012
Current assets
Cash and cash equivalents	$858,662	$5,446,298
Marketable securities (Note 4)	137,136	258,742
Receivables	48,304	101,261
Prepaid expenses	97,086	99,260
	1,141,188	5,905,561

Reclamation bonds	63,817	356,959
Deposits	78,077	-
Equipment (Note 5)	119,758	142,618

Exploration and evaluation assets (Note 6)	10,884,336	11,592,105

	$12,287,176	$17,997,243

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payables and accrued liabilities	$524,770	$258,951
Due to related parties (Note 11)	475,259	179,649
	1,000,029	438,600

Future reclamation provisions (Note 7)	137,832	130,030

Other liability (Note 8)	-	428,712

	1,137,861	997,342
Shareholders' equity
Capital stock (Note 9)	87,411,032	87,457,513
Reserves	21,496,284	20,894,237
Deficit	(97,758,001)	(91,351,849)

	11,149,315	16,999,901

	$12,287,176	$17,997,243

Nature of Operations and Going Concern (Note 1)
Subsequent event (Note 15)
Approved on March 13, 2013 on behalf of the Board of Directors:
“M”Derrick Gill”	Director	“Chris Collingwood”	Director
Derrick Gill		Chris Collingwood

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
(Unaudited)

	THREE MONTHS ENDED JANUARY 31		NINE MONTHS ENDED JANUARY 31
	2013	2012	2013	2012

Audit and accounting	$26,343	$23,250	$92,496	$76,960
Consulting	57,303	93,380	294,748	350,712
Depreciation	6,303	7,722	20,350	25,009
Director fees	29,033	44,250	97,607	45,443
Exploration and evaluation (Note 6)	36,174	1,285,236	3,048,897	6,775,957
Insurance	11,250	15,625	40,165	38,038
Interest (Note 7)	2,601	5,489	7,802	16,470
Investor relations	44,375	92,614	173,123	268,040
Legal	945	14,372	35,950	58,649
Management fees	99,697	97,500	310,374	312,500
Office and administration	36,435	57,128	157,771	195,766
Project development costs	41,054	-	41,054	512
Rent	29,857	32,476	98,510	83,808
Share-based compensation (Note 9)	109,261	418,961	602,047	1,718,651
Transfer agent and filing fees	34,506	79,933	94,464	144,235
Travel	8,526	18,986	42,821	98,494
Wages and salaries	160,887	159,879	597,127	422,434
	(734,550)	(2,446,801)	(5,755,306)	(10,631,678)

Finance income	1,926	21,495	21,235	59,371
Gain/ (loss) on foreign exchange	3,711	(30,444)	(6,721)	(75,708)
Gain / (loss) on asset disposition	2,857	1,898	(39,881)	1,898
Other income-flow through premium (Note 8)	-	-	428,712	239,261
Unrealized gain (loss) on marketable securities (Note 4)	(102,271)	72,510	(121,606)	(464,845)
Write-off of exploration and evaluation assets (Note 6)	-	-	(932,585)	-
	(93,777)	65,459	(650,846)	(240,023)
Net loss and comprehensive loss	$(828,327)	$(2,381,342)	$(6,406,152)	$(10,871,701)

Basic and diluted loss per common share	$(0.01)	$(0.05)	$(0.10)	$(0.23)

Weighted average number of common shares outstanding	65,782,178	48,804,056	65,782,178	47,919,453

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR ENERGY CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED JANUARY 31
(Expressed in Canadian Dollars)
(Unaudited)

	2013 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(6,406,152)	$(10,871,701)
Items not affecting cash:
Interest	7,802	16,470
Depreciation	20,350	25,009
Other income – flow through premium	(428,712)	(239,261)
Share-based compensation	602,047	1,718,651
Unrealized loss–foreign exchange	6,721	73,054
Loss/ (gain) – asset disposition	39,881	(1,898)
Unrealized loss–marketable securities	121,606	464,846
Write-off of exploration and evaluation assets	932,585	-
Non-cash working capital item changes
Receivables	54,107	165,567
Due to related parties	295,610	240,957
Prepaid expenses and deposits	(110,903)	27,735
Accounts payable and accrued liabilities	250,413	530,735

Net cash used in operating activities	(4,614,645)	(7,849,836)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of exploration and evaluation assets	(224,816)	(542,431)
Acquisition of equipment	(45,553)	-
Acquisition of marketable securities	-	(97,024)
Proceeds from sale of equipment	7,852	8,598
(Purchase)/ recovery of reclamation bonds	336,007	(339,778)
Payment of provision	-	(400,000)

Net cash provided by /(used in) investing activities	73,490	(1,370,635)

CASH FLOWS FROM FINANCING ACTIVITIES
Share issue costs	(46,481)	-

Net cash used in financing activities	(46,481)	-

Net change in cash and cash equivalents during the period	(4,587,636)	(9,220,471)

Cash and cash equivalents, beginning of period	5,446,298	9,931,585
Cash and cash equivalents, end of period	$858,662	$711,114
Cash and cash equivalents
Cash	358,662	711,114
Liquid short term investments	500,000	-
	$858,662	$711,114
Cash (paid) received for
Interest	$21,314	$59,373
Taxes	$-	$-

Supplemental disclosures with respect to cash flows (Note 10)
The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR ENERGY CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)
(Unaudited)

	Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total
Balance, April 30, 2011	47,477,151	$ 81,021,668	$ 18,400,690	$ (79,374,020)	$ 20,048,338
Acquisition of exploration and evaluation assets	1,716,127	702,498	-	-	702,498
Share-based compensation for the period	-	-	1,718,651	-	1,718,651
Loss for the period	-	-	-	(10,871,701)	(10,871,701)
Balance, January 31, 2012	49,193,278	$ 81,724,166	$ 20,119,341	$ (90,245,721)	$ 11,597,786

	Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total
Balance, April 30, 2012	65,782,178	$ 87,457,513	$ 20,894,237	$ (91,351,849)	$ 16,999,901
Share issuance costs	-	(46,481)	-	-	(46,481)
Share-based compensation for the period	-	-	602,047	-	602,047
Loss for the period	-	-	-	(6,406,152)	(6,406,152)
Balance, January 31, 2013	65,782,178	$ 87,411,032	$ 21,496,284	$ (97,758,001)	$ 11,149,315

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

1.           NATURE OF OPERATIONS AND GOING CONCERN

Crosshair Energy Corporation (the "Company" or “Crosshair”) is an exploration stage company whose common shares trade on the TSX and NYSE MKT and is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. On November 1, 2011, the Company changed its name from Crosshair Exploration and Mining Corp. to Crosshair Energy Corporation to reflect its focus on the exploration and evaluation of its uranium projects in North America. The Company is incorporated under the laws of British Columbia. All of the Company’s resource properties are currently located in North America. The address of the Company’s registered office is #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

As at January 31, 2013, the Company had working capital of $141,159 (April 30, 2012 - $5,466,961) and a deficit of $97,758,001 (April 30, 2012 - $91,351,849).  At present the Company has no producing properties and consequently has no current operating income or cash flows. Without additional financing the Company will not be able to fund both its exploration programs and ongoing operations for the next 12 months. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These uncertainties may cast significant doubt on the entity’s ability to continue as a going concern.

2.           BASIS OF PRESENTATION

a)           Significant accounting judgements and estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results  differ from assumptions made, relate to, but are not limited to, the following:

i)	The carrying value and the recoverability of exploration and evaluation assets;
ii)	The inputs used in accounting for share-based compensation expense included in profit and loss;
iii)	The recognition of deferred tax assets;
iv)	The provision for future reclamation costs;
v)	The estimated useful lives of equipment and related depreciation.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

2.           BASIS OF PRESENTATION (continued)

b)           Approval of the financial statements

The financial statements of Crosshair Energy Corporation for the nine months ended January 31, 2013 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on March 13, 2013.

c)           Basis of presentation

These condensed interim consolidated financial statements are presented in Canadian dollars which is the Company’s functional currency and have been prepared on a historical cost basis, except for certain financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

d)           Statement of compliance

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”) and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.  The condensed consolidated interim financial statements do not include all the information required for full annual financial statements.

These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2012.

e)           Basis of consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp (“Target”) and Crosshair Energy USA, Inc. (formerly 448018 Exploration Inc. (“Crosshair USA”) as well as The Bootheel Project LLC (“BHP LLC”) in which the Company has a 81% interest. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp	British Columbia, Canada	100%	Exploration and evaluation of mineral properties
Crosshair Energy USA, Inc.	Nevada, United States	100%	Exploration and evaluation of mineral properties
Bootheel Project LLC	Colorado, United States	81%	Exploration and evaluation of mineral properties
Gemini Metals Corp	British Columbia, Canada	100%	In-active subsidiary

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

3.           SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company as set out in Note 3 to the audited consolidated financial statements for the year ended April 30, 2012, and have been consistently followed in the preparation of these condensed consolidated interim financial statements.

New accounting pronouncements

The following accounting pronouncements have been made, but are not yet effective for the Company as at January 31, 2013. The Company is currently evaluating the impact of the new and amended standards on its consolidated financial statements.

Amendments to IFRS 7, Financial Instruments:  Disclosures (“IFRS 7”) are effective for annual periods beginning on or after January 1, 2013 and introduce enhanced disclosure around the transfer of financial assets and associated risks.

In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted.

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting pronouncements (continued)

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012, with early adoption permitted.

Amendments to IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28) have been made. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 -13. These amendments are effective for annual periods beginning on or after January 1, 2013.

Amendments to IAS 32, Financial Instruments:  Presentation, are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.

4.         MARKETABLE SECURITIES

	Messina Minerals (MMI.V)	AusAmerican Mining Corp (AIW.A)	Expedition Mining Inc. (EXU.V)	Total
Cost

Balance at April 30, 2011	$2,695,052	$-	$1,000,000	$3,695,052
Additions	-	97,024	-	97,024
Balance at April 30, 2012 and January 31, 2013	$2,695,052	$97,024	$1,000,000	$3,792,076

Adjustments to fair value

Balance at April 30, 2011	$(2,500,935)	$-	$(333,333)	$(2,834,268)
Adjustment for the year	(132,353)	(77,824)	(488,889)	(699,066)
Balance at April 30, 2012	$(2,633,288)	$(77,824)	$(822,222)	$(3,533,334)
Adjustment for the period	(44,118)	11,400	(88,888)	(121,606)
Balance at January 31, 2013	$(2,677,406)	$(66,424)	$(911,110)	$(3,654,940)

Fair value

At April 30, 2012	$61,764	$19,200	$177,778	$258,742
At January 31, 2013	$17,646	$30,600	$88,890	$137,136

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

5.           EQUIPMENT

Exploration
Equipment

Cost at April 30, 2011	$ 396,293
Dispositions	(17,000)
Cost at April 30, 2012	379,293
Additions	45,553
Dispositions	(126,260)
Cost at January 31, 2013	$ 298,586

Accumulated depreciation at April 30, 2011	$ 214,459
Depreciation	32,515
Dispositions	(10,299)
Accumulated depreciation at April 30, 2012	236,675
Depreciation	20,350
Dispositions	(78,197)
Accumulated depreciation at January 31, 2013	$ 178,828

Net book value at April 30, 2012	$ 142,618

Net book value at January 31, 2013	$ 119,758

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

6.           EXPLORATION AND EVALUATION ASSETS

	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Total
Balance April 30, 2011	$ 2,356,774	$ 2,515,422	$ 3,687,852	$ 1,387,657	$ 232,945	$ 10,180,650
Acquisition costs	653,574	-	38,589	23,185	696,107	1,411,455
Balance April 30, 2012	3,010,348	2,515,422	3,726,441	1,410,842	929,052	11,592,105

Acquisition costs	200,000	-	1,283	20,000	3,533	224,816
Write – off	-	-	-	-	(932,585)	(932,585)
Balance January 31, 2013	$ 3,210,348	$ 2,515,422	$ 3,727,724	$ 1,430,842	$ -	$ 10,884,336

The following tables illustrate the exploration and evaluation expenditures incurred during the nine months ended January 31, 2013 and 2012

	For the nine months ended January 31, 2013
	CMB		Bootheel Project	Golden Promise	Juniper Ridge		Total

Drilling & trenching	$ 731,780		$ 13,433	$ -	$ 328,080		$ 1,073,293
Geology	1,397,965		33,770	24,524	336,727		1,792,986
Geophysics	11,028		-	-	44,918		55,946
Metallurgy	-		-	-	15,892		15,892
Administration	6,584		31,876	-	40,296		78,756
Permitting	-		-	-	37,295		37,295
Hydrology	-		271	-	-		271
Reclamation costs	-		-	22,741	-		22,741
Recovery – JV Partner	-		(28,283)	-	-		(28,283)
	$ 2,147,357		$ 51,067	$ 47,265	$ 803,208		$ 3,048,897

	For the nine months ended January 31, 2012
	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other	Total

Drilling & trenching	$ 1,032,775	$ 1,859,868	$ 669,677	$ 45,295	$ 918,048	$ -	$ 4,525,663
Geology	376,124	462,969	315,797	92,108	353,212	-	1,600,210
Geophysics	896	896	47,398	2,500	288,343	-	340,033
Geochemical	8,905	3,244	-	-	-	-	12,149
Hydrology	-	-	108,276	-	-	-	108,276
Administration	9,343	6,561	15,571	60	16,769	-	48,304
Future reclamation costs	-	-	-	-	-	(7,665)	(7,665)
Recovery-JV Partner	-	-	(4,148)	-	-	-	(4,148)
Pre-acquisition costs	-	-	-	-	-	153,135	153,135
	$ 1,428,043	$ 2,333,538	$ 1,152,571	$ 139,963	$ 1,576,372	$ 145,470	$ 6,775,957

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

6.           EXPLORATION AND EVALUATION ASSETS (continued)

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

The Company has previously issued 400,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn its 90% interest in the Moran Lake Property, the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of advance royalty payments. On December 5, 2011, the Company settled the litigation. Under the terms of the settlement the Company made a cash payment of $600,000 and issued 1,193,614 shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012 (which amount has been paid). Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any NSR owed to the original vendor of the property.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formally known as Universal Uranium Ltd., and acquired all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador. Currently the Company has a 100% interest in the property subject to a 2% net smelter royalty payable to Silver Spruce and a 2% net smelter royalty payable to Expedition Mining Inc. on 60%.

Bootheel Project

On March 31, 2009, the Company acquired an interest in the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition of Target. Under a series of agreements between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target and Crosshair USA, a wholly owned subsidiary of Target, the Company may earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US $3,000,000 on or before June 7, 2011. The Company made these expenditures, and additional expenditures, which increased its holdings to 81%. The Company, through Target, has earned a 81% interest in BHP LLC representing a 81% interest in the underlying Bootheel and Buckpoint Properties.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

6.           EXPLORATION AND EVALUATION ASSETS (continued)

Bootheel Project, (continued)
Under agreements dated February 5, 2008 between MJ Ranches Inc. and Crosshair USA as manager, BHP LLC leased MJ Ranches Inc.’s 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement was for five years with provision for two renewals.  Payment for the initial five year term was US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights were subject to a sliding scale royalty tied to the sales price of uranium. Subsequent to period end, the “Uranium Lease and Surface and Damage Agreement” and “Surface Impact Agreement” expired (in February, 2013).  Negotiations to reach a new agreement with MJ Ranches, the terms of which would reflect current market conditions, are on-going.

As at January 31, 2013 the Company has outstanding reclamation bonds for the Bootheel Property of US $25,635 and for the Juniper Ridge property of US $36,600 registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

Golden Promise

Golden Promise Property

On April 29, 2009, Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire an additional interest from Paragon Minerals Corp. (“Paragon”).

Crosshair will provide Paragon with a $2,000,000 carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 62,500 common shares to Paragon.

Upon the successful completion of the initial $2,000,000 exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1,000,000 carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 25,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1,000,000 or just retain the 60% interest.

Southern Golden Promise (Victoria Lake)

The Company has earned a 62.02% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 100,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Juniper Ridge Uranium Property

On October 29, 2010, the Company signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp. (“Strathmore”) to acquire the Juniper Ridge Uranium Property.  In order to acquire this property, the Company was required to make cash payments totalling USD $4,450,000 (USD $450,000 has been paid), and issue shares with a total value of USD $2,750,000 (USD $250,000 in shares has been issued),

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

6.           EXPLORATION AND EVALUATION ASSETS (continued)
Juniper Ridge Uranium Property (continued)

Title to the Juniper Ridge Property had been transferred to the Company by Strathmore upon making the initial payments of US$700,000 of which US$250,000 was paid by issuance of 552,513 common shares of the Company. The Company can terminate the acquisition agreement at any time upon written notice, without any further liabilities to the Company.  On November 30, 2012 the Company announced that it has terminated this agreement and as a result, $932,585 of the capitalized costs were written off. The Company is in the process of transforming the title to Juniper Ridge Property back to Strathmore.

Letter of Intent

On October 25, 2012 the Company announced it had entered into a Letter of Intent (“LOI”) with Wealth Minerals Ltd. to acquire all of Wealth Minerals’ prospective uranium properties in Argentina for consideration of $1,000,000 and the issuance of 1,000,000 Crosshair common shares. The transaction is subject to a number of conditions including regulatory approval and the execution of a definitive agreement. Due diligence on this acquisition is currently on-going.

7.	FUTURE RECLAMATION PROVISIONS

	January 31, 2013	April 30, 2012
Beginning balance	$130,030	$282,162
Change in estimates1	-	(213,240)
Interest	7,802	61,108

Ending balance	$137,832	$130,030

1 The Company revised its prior estimates based on new information regarding potential future reclamation costs, and the estimated dates of abandonment of the interests in exploration and evaluation assets.

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV, Southern Golden Promise, Golden Promise, Juniper Ridge and Bootheel exploration assets for cleanup costs. These costs are anticipated to be incurred between 2012 and 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $140,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2015.

8.           OTHER LIABILITY

	January 31, 2013	April 30, 2012
Balance, beginning	$428,712	$464,717

Liability incurred on flow-through shares issued	-	448,240
Settlement of flow-through share liability on expenditure made	(428,712)	(484,245)
Balance, ending	$-	$428,712

The Company periodically issues flow-through shares with any resulting flow-through premium recorded as other liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is recorded.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

9.           CAPITAL STOCK AND RESERVES

Share and warrant issuances

There were no share or warrant issuances during the nine month period ended January 31, 2013.

During the year ended April 30, 2012, common shares were issued as follows:

•	On October 31, 2011, 522,513 common shares with a value of $266,925 were issued pursuant to an agreement with Strathmore to acquire the Juniper Ridge Uranium Property. (Note 6)

•	On December 5, 2011, the Company settled the litigation involving its interest in the Moran Lake Property by issuing 1,193,614 common shares with a value of $453,573. (Note 6)

•
On February 27, 2012, the Company closed a non-brokered private placement of 11,897,000 subscription receipts at a price of $0.40 per subscription receipt for gross proceeds of $4,758,800. Upon satisfaction of the escrow release conditions, on March 30, 2012, the subscription receipts were automatically converted into units of the Company, with each whole unit being comprised of one common share and one-half common share purchase warrant. Each whole warrant is exercisable until February 27, 2014 at an exercise price of $0.70.

The Company concurrently closed a non-brokered private placement of 4,482,400 flow-through units at a price of $0.50 per flow-through unit for gross proceeds of $2,241,200. Each flow-through unit consists of one flow through common share, which qualifies as a "flow-through share" for purposes of the Income Tax Act (Canada), and one-half of one warrant. Each whole warrant is exercisable into one share until February 27, 2014 at an exercise price of $0.70. A flow-through premium of $448,240 was recorded as an other liability in connection with this private placement.

All securities issued were subject to a four month hold period. The Company paid cash finder's fees in connection with the offering equal to 5.0% of the gross proceeds and issued 982,764 (valued at $518,936) broker warrants equal to 6.0% of the number of subscription receipts and flow-through units sold in the offering. Each broker warrant is exercisable for one share of the Company at an exercise price of $0.50 until February 27, 2014. The Black-Scholes pricing model was used to value these compensatory warrants, using a risk-free interest rate of 1%, expected life of 2 years, annualized volatility of 163%, and dividend rate of 0%.

•
On February 27, 2012, the Company issued 209,500 common shares with a value of $140,365, and made cash payment of US$15,000, to satisfy an outstanding finder's fee obligation in connection with the Company's acquisition of the Juniper Ridge Property.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

9.           CAPITAL STOCK AND RESERVES (continued)

Warrants

The following is a summary of warrants outstanding at January 31, 2013:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, April 30, 2011	17,043,796	$1.37
Issued	9,172,464	0.68
Expired	(3,793,797)	2.66
Outstanding, April 30, 2012	22,422,463	$0.87
Expired	(13,249,999)	1.00
Outstanding, January 31, 2013	9,172,464	$0.68

As at January 31, 2013 the following warrants were outstanding and exercisable:

January 31, 2013	Exercise Price ($)	Expiry Date
8,189,700	0.70	February 27, 2014
982,764(1)	0.50	February 27, 2014
9,172,464

 (1) Broker warrants exercisable into one common share and one warrant of the Company, with each of these warrants exercisable for one common share of the Company at $0.50 until February 27, 2014.

During the nine months ended January 31, 2013 13,249,999 warrants with exercise prices ranging from $0.70 - $1.25 expired without being exercised.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

9.           CAPITAL STOCK AND RESERVES (continued)

Stock options

The Company’s Stock Option Plan is a 10% rolling plan that allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the plan may not have a term exceeding 10 years and vesting provisions are at the discretion of the Board of Directors.

The following is a summary of stock options outstanding at January 31, 2013.

	Number of Options	Weighted Average Exercise Price
Outstanding, April 30, 2011	5,074,621	$1.43
Granted	1,752,500	0.49
Cancelled	(92,500)	1.35
Expired	(134,500)	1.68
Outstanding, April 30, 2012	6,600,121	$1.13
Cancelled	(100,000)	0.91
Expired	(250,490)	3.63
Outstanding, January 31, 2013	6,249,631	$1.02

At January 31, 2013, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
62,500	62,500	3.52	May 23, 2013
30,000	30,000	1.88	June 5, 2013
37,500	37,500	2.00	August 1, 2013
387,500	387,500	1.08	September 15, 2013
162,500	162,500	0.60	October 23, 2013
87,500	87,500	1.08	October 27, 2013
638,750	638,750	1.08	May 28, 2014
293,381	293,381	0.88	November 30, 2014
25,000	25,000	0.80	December 21, 2014
137,500	137,500	0.84	January 6, 2015
2,150,000	2,150,000	1.44	December 21, 2015
300,000(1)	300,000	0.15	December 21, 2015
100,000	100,000	1.95	January 7, 2016
135,000	101,250	1.12	April 1, 2016
650,000	487,500	0.67	July 20, 2016
1,052,500	263,125	0.38	April 24, 2017
6,249,631	5,264,006

(1) These options were re-priced during the prior fiscal year, from an exercise price of $1.44 to $0.38, and again from $0.38 to $0.15 in the current period.

Included in the outstanding stock options are 30,000 options that are outside of the Company’s stock option plan.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

9.           CAPITAL STOCK AND RESERVES (continued)

Share-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  For the nine month period ended January 31, 2013, the Company recognized share-based compensation expense of $602,047 (January 31, 2012 - $1,718,651) for options vesting during the period.  The weighted average fair value of options granted in the period was $Nil (2012 - $0.67) per option.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the periods ended January 31, 2013 and January 31, 2012:

	January 31, 2013	January 31, 2012
Risk-free interest rate	-	1.55%
Expected life of options	-	3 years
Annualized volatility	-	163%
Expected forfeiture	-	4.78%
Dividend rate	-	0%

10.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash transactions affecting cash flows from operating investing or financing activities during the nine month period ended January 31, 2013:

•	Included in receivables as at January 31, 2013 is $1,150 of equipment sold during the period.

The following were significant non-cash transactions affecting cash flows from operating investing or financing activities during the nine month period ended January 31, 2012:

•	In connection with the acquisition of the Juniper Ridge Uranium Property, 552,513 shares with a value of
$248,925 were issued.

•
The Company issued 1,193,614 common shares to the original vendor of the Moran Lake Property during the period. These shares have a fair value of $453,573 and they are part of the settlement in connection with the litigation involving the Company’s interest in the Moran Lake Property.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

11.           RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel can be summarized as follows:
	Nine months ended January 31,
	2013	2012
	$	$
Share-based compensation	318,099	1,025,891
Short-term benefits*	680,665	753,020
	998,764	1,778,911

*	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

The Company has a consulting agreement with the Executive Chairman that provides for a lump sum payment of $150,000 on termination or $450,000 in the event of a change of control of the Company.

Other related parties

Forbes West Management Corp. (“Forbes West”) (formerly EGM Exploration Group Management Corp.) is an entity owned by the Executive Chairman of the Company and provides administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.

Transactions entered into with related parties other than key management personnel include the following:

	Periods ended January 31,
	2013	2012
	$	$
Forbes West	1,267,838	1,539,737

During the period ended January 31, 2012, the Company sold some of its exploration equipment to a company with a director in common. Crosshair received $8,598 as consideration for the assets, which represents the estimated fair value of the assets in the effective date of the purchase agreement. The difference between the sales price and the carrying value of the sold assets was $1,898, which was recorded as gain on asset disposition.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

11.           RELATED PARTY TRANSACTIONS (continued)

Amounts due to related parties as at January 31, 2013 included the following:

•	Forbes West, controlled by the Executive Chairman - $355,493 (April 30 2012 - $106,487)

•	Sundance Geological Ltd., controlled by the former CEO - $Nil (April 30, 2012 - $22,400)

•	Bevo Beaven Corporate Communications., controlled by the VP of Corporate Communications - $Nil (April 30, 2012 - $7,235)

•	Stratamodel Inc., controlled by the VP & Chief Geologist - $14,943 (April 30, 2012 - $13,982)

•	Ludwig and Associates, LLC., controlled by the CEO - $Nil (April 30, 2012 - $9,072)

•	MJM Consulting Corp., controlled by the Executive Chairman of the Company - $56,000 (April 30, 2012 - $Nil)

•	Directors fees - $48,823 (April 30, 2012 - $20,473)

The amounts due to related parties are non-interest bearing.

12.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	January 31, 2013		April 30, 2012

Equipment:

United States	$48,846		$3,840
Canada	70.912		138,778
	$119,758		$142,618

Reclamation bonds:

United States	$62,067		$265,328
Canada	1,750		91,631
	$63,817		$356,959
Exploration and evaluation assets:

United States	$3,727,724	$	$ 3,787,207
Canada	7,156,612		7,804,898
	$10,884,336		$11,592,105

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

13.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of its exploration and evaluation assets, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  These budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

14.           RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	Fair value through profit and loss	Fair value
Marketable securities	Fair value through profit and loss	Fair value
Receivables	Loans and receivables	Amortized cost
Deposits	Held to maturity	Amortized cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The Company determines the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents and marketable securities have been measured at fair value using Level 1 inputs.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JANUARY 31, 2013
(Expressed in Canadian Dollars)
(Unaudited)

14.           RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

The fair value of the Company’s receivables, account payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, and receivables. The Company limits its exposure to credit loss by placing its cash and restricted deposits with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of HST receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 13. The Company will require additional equity financing to meet its administrative overhead costs and further exploration activities on its exploration and evaluation assets in fiscal 2013.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.

(b)	Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c)	Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at January 31, 2013, the Company has accounts payable denominated in US dollars of $111,082, cash of $226,214 US dollars and reclamation bonds of $62,235 US dollars.  A 10% change in the Canadian dollar vs. the US dollar would give rise to a $17,689 gain/loss.

15.           SUBSEQUENT EVENT

Subsequent to the period end, 250,000 stock options with an exercise price of $0.67 were cancelled.